SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Money Market Obligations Trust

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Filed by: Money Market Obligations Trust, on behalf of its portfolios Federated Prime Cash Obligations Fund and Federated Treasury Obligations Fund.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Companies: Huntington Money Market Fund and Huntington U.S. Treasury Money Market Fund.

Subject Companies Commission File No. 811-05010

Federated Investors’ Money Market Funds to Acquire Approximately $1.1 Billion in Assets from Huntington Money Market Funds

•	Transition expected to be completed in Q4 2015

(PITTSBURGH, Pa., Sept. 9, 2015) — Federated Investors, Inc. (NYSE: FII), one of the nation’s largest investment managers, today announced that it has reached a definitive agreement with Huntington Asset Advisors, Inc. and The Huntington National Bank for the acquisition by Federated of certain assets of Huntington Asset Advisors relating to its management of two money market funds. In connection with the proposed acquisition, approximately $1.1 billion of Huntington money market fund assets would be transitioned to two Federated money market funds with comparable investment objectives and strategies.

In relation to the transition of money fund assets, approximately $236 million in prime money market assets will be reorganized from the Huntington Money Market Fund into Federated Prime Cash Obligations Fund, and approximately $870 million will be reorganized from the Huntington U.S. Treasury Money Market Fund into Federated Treasury Obligations Fund.

“As a leading provider of liquidity-management services, Federated regularly works with organizations of many types and sizes to find the best solutions for their cash-management needs,” said J. Christopher Donahue, Federated’s president and chief executive officer. “The acquisition builds on Federated’s long-term relationship with Huntington by providing current Huntington liquidity-management clients access to Federated’s experienced money managers and proven credit process.”

Federated’s board of directors and the board of trustees of the Federated mutual funds and The Huntington Funds board of trustees have approved the transaction. The reorganizations are expected to be tax free and are anticipated to be completed in the fourth quarter of 2015. The completion of the transactions is subject to shareholder approval and certain other contingencies. The financial terms of the agreement were not disclosed.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $349.7 billion in assets as of June 30, 2015. With 130 funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 7,700 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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Certain statements in this press release, such as those related to the structure and the closing date of the transactions and opportunities for shareholders, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Other risks and uncertainties include the possibility that Federated or Huntington does not successfully complete the acquisition or completes the transactions in a manner or timetable different from that described above, as well as the risk factors discussed in the company’s annual and quarterly reports as filed with the Securities and Exchange Commission. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Federated Funds are distributed by Federated Securities Corp. (Member FINRA), a wholly owned subsidiary of Federated Investors, Inc.

Federated Prime Cash Obligations Fund and Federated Treasury Obligations Fund, each a portfolio of Money Market Obligations Trust, (ICA No. 811-31602) (“Federated”), together with Huntington Money Market Fund and Huntington U.S. Treasury Money Market Fund, each a portfolio of The Huntington Funds, will file a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”). Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed prospectus/proxy statement will be included in, or incorporated into the prospectus/proxy statement that the funds intend to file with the SEC.

INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS WHEN FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. When filed, these documents will be available free of charge on the SEC’s Web site at www.sec.gov. In addition, documents filed with the SEC by Federated will be available free of charge by calling 1-800-341-7400 or at FederatedInvestors.com.

MEDIA:	MEDIA:	ANALYSTS:
Ed Costello 412-288-7538	Meghan McAndrew 412-288-8103	Ray Hanley 412-288-1920